Exhibit 99.17

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2025, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of the following report:

Technical Report titled “Technical Report on Gaocheng Silver-Lead-Zinc Project in Guangdong Province, China” prepared for Silvercorp Metals Inc., dated effective June 30, 2024 in the 40-F, the AIF, the MD&A and the Registration Statement.

/s/ Mark Wanless
Mark Wanless, Pr.Sci,Nat, FGSSA
June 5, 2025